1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2010

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐             No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited (Registrant)

Date June 25, 2010	By	/s/ Zhang baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT IN RELATION TO THE RESOLUTIONS PASSED AT THE 2010

FIRST CLASS MEETING OF THE HOLDERS OF DOMESTIC SHARES AND THE

2010 FIRST CLASS MEETING OF THE HOLDERS OF H SHARES

The 2010 First Class Meeting of the Holders of Domestic Shares of the Company and the 2010 First Class Meeting of the Holders of H Shares of the Company were held at 10:30 a.m. and 11:30 a.m., respectively, on 25 June 2010. Resolutions set out in the Notice of Class Meeting of the Holders of Domestic Shares and the Notice of Class Meeting of the Holders of H Shares dated 23 April 2010 were duly passed.

The 2010 first class meeting of the holders of domestic shares (the “Domestic Shareholders’ Class Meeting”) and the 2010 first class meeting of the holders of H shares (the “H Shareholders’ Class Meeting”) (collectively, the “Shareholders’ Class Meetings”) were convened at 10:30 a.m. and 11:30 a.m., respectively, on 25 June 2010 by Yanzhou Coal Mining Company Limited (the “Company”). The convening of the Shareholders’ Class Meetings and all resolutions passed at the Shareholders’ Class Meetings were proceeded in compliance with the PRC Company Law, the relevant laws and regulations and the requirements of the articles of association of the Company.

I. CONVENING AND ATTENDANCE OF THE MEETINGS

(1) Convening of the Shareholders’ Class Meetings

1. Time: Domestic Shareholders’ Class Meeting: 10:30 a.m. on 25 June 2010

      H Shareholders’ Class Meeting: 11:30 a.m. on 25 June 2010

2. Venue: Conference Room of Wai Zhao Building of the Company, 329 South Fushan

Road, Zoucheng, Shandong Province, the PRC

3. Method: voting by poll

4. Convened by: the board of directors of the Company (the “Board”)

5. Chairman: Mr. Li Weimin, vice-chairman of the Board and general manager

(2) Attendance of the Shareholders’ Class Meetings

As at the date of the Shareholders’ Class Meetings, a total of 4,918,400,000 shares of the Company were in issue, of which 2,600,000,000 shares were held by Yankuang Group Corporation Limited (representing approximately 52.86% of the total number of issued shares of the Company).

For the special resolution set out in the Notice of Class Meeting of the Holders of Domestic Shares, the total number of shares entitling the holders to attend and vote for or against the special resolution at the Domestic Shareholders’ Class Meeting was 2,960,000,000. There was no share of the Company entitling the holder to attend and vote only against the special resolution at the Domestic Shareholders’ Class Meeting.

For the special resolution set out in the Notice of Class Meeting of the Holders of H Shares, the total number of shares entitling the holders to attend and vote for or against the special resolution at the H Shareholders’ Class Meeting was 1,958,400,000. There was no share of the Company entitling the holder to attend and vote only against the special resolution at the H Shareholders’ Class Meeting.

1. Attendance of the Domestic Shareholders’ Class Meeting

The shareholders in attendance either in person or by proxy at the Domestic Shareholders’ Class Meeting represented 2,602,689,928 domestic shares of the Company carrying voting rights (or 87.93% of the total number of domestic shares of the Company carrying voting rights) which comprised of 2,600,000,000 domestic tradable shares subject to trading moratorium and 2,689,928 domestic tradable shares not subject to trading moratorium.

2. Attendance of the H Shareholders’ Class Meeting

The shareholders in attendance either in person or by proxy at the H Shareholders’ Class Meeting represented 934,640,101 H shares of the Company carrying voting rights (or 47.72% of the total number of H shares of the Company carrying voting rights).

The Shareholders’ Class Meetings were legally and validly convened in accordance with the PRC Company Law, the relevant laws and regulations and the requirements of the articles of association of the Company.

II. RESOLUTIONS CONSIDERED AND PASSED

The following resolutions were considered and passed through voting by way of registered poll at the meetings:

1. Domestic Shareholders’ Class Meeting

To approve “The Proposal regarding the grant of general mandate to the Board to repurchase H shares of the Company”

Approved the grant of general mandate to Mr. Chen Changchun and Mr. Wu Yuxiang as representatives of the Board to repurchase H Shares of the Company not exceeding 10% of the total amount of existing issued H Shares of the Company as at the date of passing the resolution during the relevant authorized period. The Board shall, upon obtaining approvals from the relevant PRC regulatory authorities and complying with the relevant laws, regulations and the articles of association of the Company, determine the relevant matters in relation to the repurchase of H shares of the Company according to the needs and market conditions (including but not limited to the power to decide the time, the number of shares to be repurchased, the repurchase price(s), the opening of overseas stock accounts and completing the corresponding registration of changes of foreign exchange, the issue of notification and announcement to creditors, the filing of relevant documents with the China Securities Regulatory Commission, the cancellation of repurchased shares, the amendment of the articles of association and completing the corresponding registration procedures and to execute and deal with all other documents or matters in respect of the share repurchase).

The number of shares represented by votes for the resolution was 2,602,689,928 shares, represented 100% of the total number of domestic shares with voting rights present at the meeting for the resolution. No shares voted against the resolution.

2. Attendance of the H Shareholders’ Class Meeting

To approve “The Proposal regarding the grant of general mandate to the Board to repurchase H shares of the Company”

Approved the grant of general mandate to Mr. Chen Changchun and Mr. Wu Yuxiang as representatives the Board to repurchase H Shares of the Company not exceeding 10% of the total amount of existing issued H Shares of the Company as at the date of passing the resolution during the relevant authorized period. The Board shall, upon obtaining approvals from the relevant PRC regulatory authorities and complying with the relevant laws, regulations and the articles of association of the Company, determine the relevant matters in relation to the repurchase of H shares of the Company according to the needs and market conditions (including but not limited to the power to decide the time, the number of shares to be repurchased, the repurchase price(s), the opening of overseas stock accounts and completing the corresponding registration of changes of foreign exchange, the issue of notification and announcement to creditors, the filing of relevant documents with the China Securities Regulatory Commission, the cancellation of repurchased shares, the amendment of the articles of association and completing the corresponding registration procedures and to execute and deal with all other documents or matters in respect of the share repurchase).

The number of shares represented by votes for the resolution was 934,364,641 shares, represented 99.9705 % of the total number of H shares with voting rights present at the meeting for the resolution. The number of shares represented by votes against the resolution was 275,460 shares, represented 0.0295% of the total number of H shares with voting rights present at the meeting for the resolution.

Pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company’s H share registrar, Hong Kong Registrars Limited has appointed Beijing King and Wood, PRC lawyers, as scrutineer for the purpose of vote-taking at the Shareholders’ Class Meetings.

III. PRESENCE OF LAWYER

The Company has appointed Beijing King & Wood, PRC lawyers, to witness the relevant matters at the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting. King & Wood, PRC lawyers, accepted the appointment and authorized Tang Lizi and Liu Jiaping to attend the meetings. King & Wood, PRC lawyers issued a legal opinion concluding that the procedures for convening and holding of the Domestic Shareholders’ Class Meeting and the H Shareholders’ Class Meeting, the eligibilities of the shareholders in attendance either in person or by proxy and the polling procedures were in compliance with the relevant requirements of the laws, regulations, the “Rules for Shareholders Meetings” and the articles of association of the Company; the eligibilities of the attendees and the convener of the Shareholders’ Class Meetings were valid and effective; the procedures and results of the Shareholders’ Class Meetings were valid and effective; and the resolutions passed at the Shareholders’ Class Meetings were valid and effective.

IV. DOCUMENTS FOR FURTHER REFERENCE

1.

Written resolutions of the 2010 first class meeting of the holders of domestic shares of the Company and the 2010 first class meeting of the holders of H shares of the Company which were signed and confirmed by the board of directors, supervisors and the scrutineer attending the meetings and the meeting recorder; and

2.

Legal opinion in relation to the 2010 first class meeting of the holders of domestic shares of the Company and the 2010 first class meeting of the holders of H shares of the Company which was issued by King & Wood, PRC lawyers.

By order of the Board
Yanzhou Coal Mining Company Limited Wang Xin Chairman of the Board

Zoucheng, Shandong Province, the PRC

25 June 2010

As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Li Weimin, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Zhai Xigui, Mr. Li Weian and Mr. Wang Junyan.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310

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